Exhibit 99.2

Management’s Report on Internal Control Over the Servicing and

Preparation of Monthly Servicer’s Certificates

January 13, 2006

The management of Harley-Davidson Credit Corp. (the “Company”) is responsible for establishing and maintaining effective internal control over the servicing requirements identified in Article V, and the reporting requirements identified in Article IX of the Sale and Servicing Agreement (the “Servicing Agreement”), dated as of November 1, 2005 between Harley-Davidson Motorcycle Trust 2005-4, as Issuer, Harley-Davidson Customer Funding Corp., as Trust Depositor, Harley-Davidson Credit Corp., as Servicer and BNY Midwest Trust Company as Indenture Trustee for the year ended December 31, 2005.  Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over the servicing of motorcycle loan contracts in accordance with Article V of the Servicing Agreement (the “servicing requirements”) and the preparation of monthly Servicer’s Certificates in accordance with Article IX of the Servicing Agreement (the “reporting requirements”) based on the framework in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over the servicing requirements and reporting requirements was effective as of December 31, 2005.  Our management’s assessment of the effectiveness of our internal control over the servicing requirements and reporting requirements as of December 31, 2005 has been examined by Ernst & Young LLP, as stated in their report which is included herein.

Perry A. Glassgow

Vice President and Treasurer

Harley-Davidson Credit Corp.